ADDITIONAL EXHIBIT - DESCRIPTION OF ANNUAL REPORT GRAPHS

FOR THE YEAR ENDED SEPTEMBER 30, 1997


An explanation of the graphs which appear in the "Financial
Highlights" on page 1 of the registrant's annual report for the fiscal year ended September 30, 1997.

NET BILLINGS:
This stacked bar graph shows net billings to customers in millions of dollars for Aircraft Controls and Industrial Controls for the fiscal years ended 1993 through 1997. Consolidated plot points are $331, $333, $380, $417, and $442 with the first plot point being 1993. Aircraft Controls' plot points are $152, $141,
$162, $184, and $199 and Industrial Controls' plot points are $179, $192, $218, $233, and $243, both with the first plot point being 1993.

NET EARNINGS (LOSS):
The bar graph for consolidated net earnings (loss) before the cumulative effect of accounting changes in 1993 is in millions of dollars for fiscal years 1993 through 1997. The plot points beginning with 1993 are $13, -$3, $12, $22, and $18. A second plot point in
1997 of $24 reflects earnings before equity in loss of an unconsolidated affiliate.

NET EARNINGS (LOSS) AND CASH DIVIDENDS PER SHARE:
The bar graph for consolidated net earnings (loss) and cash dividends per share is for fiscal years ended 1993 through 1997. For fiscal year ended 1993 the net earnings point is before cumulative effect of accounting changes. Beginning with 1993, plot points for net earnings per share are $1.13, -$.28, $1.03, $1.92, and $1.58. Cash dividends per share plot points, beginning with 1993, are $.93 in all years.